SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES
(SEC I.D. No. 8-46310)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT**

| SEC FILE NUMBER |
| --- |
| 8-46310 |

**FORM X-17A-5**
**PART III**
**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                                                MM/DD/YY                                MM/DD/YY

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**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER:

  Summit Brokerage Services. Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 S. Federal Highway, Suite 500
                                          (No. and Street)

  Boca Raton                              FL                              33432
(City)                                    (State)                         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C. Jacobs                                                   ___(561) 338-2761___
                                                                   (Area Code - Telephone No.)

---

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                              (Name - if individual, state last, first, middle name)

555 W 5th Street, #2700          Los Angeles          California          90013
(Address)                       (City)                (State)             (Zip Code)

**CHECK ONE:**

  [X] Certified Public Accountant

  [ ] Public Accountant

  [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).SEC 1410 (06-02)*





**OATH OR AFFIRMATION**

I, Steven C. Jacobs, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statement pertaining to Summit Brokerage Services, Inc. (the "Company") as of December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 3/1/19 Date

EVP
Title

Susan Camacho
Notary Public

SUSAN CAMACHO
Notary Public • State of Florida
Commission # FF 193601
My Comm. Expires May 22. 2019

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | | Report of Independent Registered Public Accounting Firm |
| (x) | (a) | Facing Page |
| (x) | (b) | Statement of Financial Condition |
| () | (c) | Statement of Income |
| () | (d) | Statement of Cash Flows |
| ( ) | (e) | Statement of Changes in Stockholder's Equity |
| () | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| (x) | | Notes to Statement of Financial Condition |
| ( ) | (g) | Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| ( ) | (h) | Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 13 to financial statements) |
| () | (i) | Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements . See Note 13 to financial statements) |
| () | U) | A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required) |
| () | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable) |
| (x) | (l) | An Oath or Affirmation |
| () | (m) | A Report describing the Broker-Dealer 's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon |

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



**Deloitte & Touche LLP**
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder of
Summit Brokerage Services, Inc.

### Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and subsidiaries (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

March 1, 2019

We have served as the Company's auditor since 2016.

**SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2018**

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 22,713,893 |
| Fees and commissions receivable | | 6,244,426 |
| Receivable from clearing broker | | 930,567 |
| Other receivables | | 947,756 |
| Goodwill | | 500,714 |
| Deferred charges | | 1,810,790 |
| Other assets, net of allowance of $747,842 | | 699,609 |
| **Total assets** | $ | 33,847,755 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| LIABILITIES | | |
| Fees and commissions payable | | 7,795,842 |
| Accrued expenses and accounts payable | | 4,549,881 |
| Accrued compensation | | 1,276,727 |
| Related party payable | | 1,029,055 |
| Regulatory reserve | | 2,166,180 |
| Other liabilities | | 445,985 |
| **Total liabilities** | | 17,263,670 |

**COMMITMENTS AND CONTINGENCIES (Note 10)**

| STOCKHOLDER'S EQUITY: | | |
|---|---|---|
| Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding | | - |
| Additional paid-in capital | | 15,530,178 |
| Retained earnings | | 1,053,907 |
| **Total stockholder's equity** | | 16,584,085 |
| | $ | 33,847,755 |

The accompanying notes are an integral part of this consolidated statement of financial condition.

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Summit Brokerage Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors as well as one Company-owned office.

The Company is a wholly owned subsidiary of Summit Financial Services Group, Inc. ("SFSG"). SFSG is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). On July 15, 2018, Aretec entered into an Agreement and Plan of Merger with GC Two Holdings, Inc. ("GC Two") and GC Two Merger Sub, Inc. On October 1, 2018, GC Two Merger Sub merged with and into Aretec with Aretec surviving the merger and continuing as a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries, Summit Financial Group, Inc. (a registered investment advisor), and SBS Insurance Agency of Florida, Inc. (an insurance agency) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

### Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

### Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, alternative investments, fixed and variable annuities and other insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers, as well as the provision of advisory services. Fees and commissions payable related to these transactions are recorded based on actual or estimated payout ratios for each of the financial advisors who generated such commission revenue.

### Receivables from Clearing Broker

Receivables from clearing brokers represents commissions, fees and other amounts earned and collected by the Company's clearing broker, but not yet remitted to the Company.

### Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts, accrued receivables related to fees charged to the Company's financial advisors, and allowances from product sponsors.

**Securities Owned, and Securities Sold, Not Yet Purchased**

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. At December 31, 2018, securities owned are included in other assets and securities sold, not yet purchased are included in other liabilities.  See Note 3 for more information.

**Goodwill**

Goodwill represents the amount by which the purchase price of the Company's 2003 acquisition of a branch office exceeded the fair value of the net tangible assets acquired.  Goodwill was recorded at its fair value at the completion of the acquisition. The Company reviews goodwill for impairment annually or more frequently as circumstances warrant.

**Deferred Charges**

Deferred charges include unamortized recruiting and transition allowances provided to the Company's advisors. As of December 31, 2018, the Company had unamortized recruiting and transition allowances of $1,810,790.  See Contract Acquisition Costs below.

**Other Assets**

Other assets consist primarily of financial advisor notes receivable and advances. The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due.  If an advisor terminates their arrangement with the Company prior to the forgivable loan maturity date, the Company records both general and specific loan reserves, using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

**Deferred Revenue**

The Company records deferred revenue when cash payments are received or due in advance of its performance, including amounts which are refundable.

**Contract Acquisition Costs**

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within recruiting costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor.  Transfer costs related to customers are recognized as assets.  Recruiting costs and other financial advisor related costs are recognized as assets. These assets are presented as deferred charges in the Company's consolidated statement of financial condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred.  See Deferred Charges above.

**Income Taxes**

The Company recognizes income tax expense in its consolidated financial statements using the separate return method.  Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return. See Note 6 for more information.

**Recently Issued Accounting Pronouncements**

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements.  Leases will be classified as either finance or operating. The Company expects to adopt the provisions of this guidance

on January 1, 2019 using the modified retrospective approach. The Company believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on the consolidated statement of financial condition for operating leases; and (2) providing significant new disclosures about our leasing activities.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. Topic 326 becomes effective for fiscal years beginning after December 15, 2019. The Company will evaluate the impact of Topic 326 on our consolidated statement of financial condition and related disclosures.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value and uncertainty in the fair value measurements. Topic 820 becomes effective for fiscal years beginning after December 15, 2019. The Company will evaluate the impact of Topic 820 on our consolidated statement of financial condition and related disclosures.

## NOTE 3 – FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

*Level 1* - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

*Level 3* - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2018 is as follows:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Securities owned - recorded in other assets: | | | | |
| Equity securities | $ 3,489 | $ | $ | $ 3,489 |
| Total | $ 3,489 | $        - | $        - | $ 3,489 |

Publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1.

## NOTE 4 – ADVISOR NOTES RECEIVABLE

The Company's advisor notes receivable, comprised forgivable and payback loans, as of December 31, 2018 totaled $1,275 (net of allowance of $182,683) and $13,500 (net of allowance of $86,565).

## NOTE 5 - PROPERTY AND EQUIPMENT

Fixed assets are recorded at cost, net of accumulated depreciation and amortization.

Property and equipment consisted of the following at December 31, 2018:

| | |
|---|---:|
| Office and computer equipment | $ 198,119 |
| Office furniture | 63,115 |
| Software | 54,894 |
| Leasehold improvements | 22,879 |
| Capital lease | 13,927 |
| Total property and equipment | 352,934 |
| Less: Accumulated depreciation and amortization | (316,582 |
| Total property and equipment, net | $ 36,352 |

## NOTE 6 - INCOME TAXES

The Company does not file separate federal tax returns or state tax returns (except where the filing of such returns on a separate basis is deemed appropriate); rather, its activity is included in the tax returns filed by Aretec and GC Two for the year ended December 31, 2018. Income taxes are allocated to the Company as if it filed a separate return on a stand-alone basis. As a result of the aforementioned, federal income taxes payable of $3,361,048 are recorded in accrued expenses and accounts payable on the consolidated statement of financial condition. State current taxes payable of $982,052 are recorded in accrued expenses and accounts payable on the consolidated statement of financial condition.

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2018 were as follows:

| | |
|---|---:|
| **Deferred tax assets** | |
| Bad debt | $ 190,495 |
| Deferred compensation liabilities | 149,938 |
| State tax | 31,697 |
| Other | 76,593 |
| Total deferred tax assets | 448,723 |
| | |
| **Deferred tax liabilities** | |
| Recruitment allowance | (446,030 |
| Depreciation | (17,925) |
| Total deferred tax liabilities | (463,955 |
| | |
| **Net deferred tax liability** | $ (15,232) |

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2018, it had no uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2018.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. Federal tax examinations for years before 2015. The Company's state income tax returns are open to audit under the statute of limitations for 2014 to 2017.

## NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial Group ("CFG"), an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by CFG. The Company had no separate employee benefit plan in 2018 and relied on CFG to cover all eligible employees.

## NOTE 8 - RELATED PARTY TRANSACTIONS

CFG allocates a portion of their corporate overhead - including personnel, professional, consulting, dues and subscriptions, marketing and advertising, insurance, and travel expenses to the Company. The amount of the allocation is based on a number of different factors, including assets under management, number of clients, number of financial advisors and number of full time employees.  In addition, CFG pays, and is reimbursed for, direct expenses incurred on behalf of the Company. As of December 31, 2018, outstanding payables to CFG in connection with these services of $1,018,711 were included in related party payable in the consolidated statement of financial condition.

All intercompany corporate overhead allocations are recorded because of transactions and agreements with affiliates, and may not be the same as those recorded if the Company was not affiliated with CFG.

Related party payable of $1,029,055, net of a $28,756 related party receivable, is reflected on the Statement of Financial Condition.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

## NOTE 9 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalent in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

## NOTE 10 - COMMITMENTS AND CONTINGENCIES

**Leases** - The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases. The following table shows the future annual minimum lease payments due:

|  | Year Ending December 31 |
|---|---|
| 2019 | $ 478,743 |
| 2020 | 493,106 |
| 2021 | 507,899 |
| 2022 | 345,304 |
| Total | $ 1,825,052 |

**Legal proceedings related to business operations** - The Company is involved in legal proceedings from time to time arising out of its business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range.  The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates.  As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations.  Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no pending matters that are reasonably possible for which the Company has determined it is not capable of providing a reasonable estimate of the losses.

**Clearing brokers** - Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2018, the Company complied with such requirements.

**NOTE 11 - NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or 1/15th of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2018, the Company had net capital of $10,671,424, which was $10,421,424 in excess of required net capital of $250,000.

**NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS**

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraphs k(2)(i) and k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

**NOTE 13 - SUBSEQUENT EVENTS**

The Company has evaluated activity through the date the consolidated statement of financial condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated statement of financial condition.

\* \* \* \* \* \*